Exhibit 99.4

January 27, 2025

Board of Directors

Lamb Weston Holdings, Inc.

599 S. Rivershore Lane

Eagle, ID 83616

Board of Directors,

JANA Partners (“JANA,” “we” or “us”), together with our strategic and operating partners, beneficially owns more than 5% of the outstanding shares of Lamb Weston Holdings, Inc. (“Lamb Weston” or the “Company”), making us one of the Company’s largest shareholders. The Board’s recent decision to double down on a broken status quo, after already subjecting shareholders to years of systemic failures across nearly all key dimensions of operating the business, highlights just how detached the Board is from the urgent need for wholesale change at Lamb Weston. We are therefore writing to inform the Board of the shareholder feedback we have received and the overwhelming support for significant Board and leadership change.

Lamb Weston’s earnings report on December 19, 2024 further underscored the urgent need for change at the Company:

•	First, Lamb Weston again reported extremely poor financial metrics that were well below expectations. The Company made a significant cut to fiscal 2025 guidance – the latest in a series of recent cuts – resulting in the stock plummeting 20% in one day and now trading near its 52-week low;[1]

•	Second, the Board’s response to shareholder pressure was to make a long overdue CEO change. But by replacing the CEO with his ‘right hand’ COO, a 17-year veteran and long-time senior Lamb Weston executive, the Board demonstrated its continued failure to recognize the magnitude of changes required at the Company;

•	Third, the Board once again opted to shirk accountability for the self-inflicted missteps that have led to substantial share losses, which we believe to be the primary driver of Lamb Weston’s significant volume declines and large performance gap to North American peers (who we believe are operating at higher capacity utilization). After previously trying to blame its self-induced volume losses on restaurant traffic, on the December call the departing CEO once again strained credulity – citing potential future competitor capacity additions to normalize current and ongoing underperformance. After spending billions in shareholder capital to expand capacity and acquire its European joint venture – while at the same time voluntarily walking away from customers – the Company now claims ignorance regarding potential competitor capacity additions, despite their multi-year lead time and evidence to the contrary. The Board’s approval of this disingenuous presentation of the facts – presumably in a bid to save itself from blame – only adds to the damage;

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1 “Lamb reported another in a series of truly bad prints (typically we might say “soft” or “underwhelming,” but euphemisms don’t suffice today).” (JP Morgan, 12/19/24); “[I]t’s difficult to have much confidence in guidance (management is in the midst of a miss-and-lower run, and LW has produced some of the worst day-of-print stock performances in the group’s history).” (JP Morgan, 1/7/25).

•	The market reaction to these events was so overwhelmingly negative that it prompted one long-tenured analyst to write, “Having missed and lowered guidance 4 times in the past 5 quarters, we too have lost confidence in mgmt's oversight”[2] while another seasoned analyst titled his report, “Strategic Change Increasingly Likely.”[3]

Our discussions with investors and other stakeholders have revealed a staggering level of frustration and loss of confidence in Lamb Weston’s Board and leadership. We summarize below the feedback from roughly 70% of the top 70 Lamb Weston shareholders who participated in an independent shareholder perception study. These views – both quantitative and qualitative – loudly echo what investors have told us directly. While the ratings for nearly all key areas including leadership, operational execution and capital allocation were extremely weak, product quality stood out in sharp contrast and was nearly a 10 – highlighting how severely the Company has squandered its leading market position and reputation.

Excerpt of Quantitative Feedback from Perception Study

Investor Rating of Lamb Weston
weak
strong
Rated on 1-10 scale with 1 = very weak and 10 = very strong
Financial Management & Forecasting
1.0
Governance
1.1
Board & Management Credibility
1.1
Assessment of Leadership Team
1.2
Ability to Deliver Shareholder Value
1.3
Effectiveness of Operational Execution
1.4
Capital Allocation Strategy
1.6
Product Quality
9.4

The extensive qualitative feedback provided by Lamb Weston shareholders participating in the study paints a similar picture:

•	“It's among the worst managed companies in 2024… They've not been proactive, and so maybe it is time to go for the management team and start fresh and try to right the ship.”

•	“So, yeah, there's not much for me to say on the board other than I think we need a whole new board to really drive value creation.”

•	“They've gone nowhere fast and oftentimes a wholesale change at the top can be the difference maker.”

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2 TD Cowen, 12/20/24.

3 Barclays, 12/20/24.

•	“The board seems to be non-existent… Many of the investors see the C-suite as the biggest hindrance as well as the board. If they're gone, they will have a chance to regroup and then go towards improving their lot and then moving forward. Because right now they seem to be completely floundering.”

•	“I think they are probably on the medal platform for worst run company of 2024. That is not a distinction I think you want, but it is one that they have earned, and by a wide margin from our perspective."

Put simply, after more than $6bn4 of value destruction, shareholders are done with ‘business as usual’ and are clamoring for dramatic change at the Company. If the Board remains unwilling to adopt the necessary Board and leadership changes needed to remediate Lamb Weston’s issues, JANA is committed to providing shareholders with an alternative to the status quo at the Company’s 2025 Annual Meeting: highly qualified and engaged new directors who will oversee improved execution and capital allocation and ensure the right leadership team is in place and is held accountable to investors.

JANA has a multi-decade reputation of working constructively with boards to drive change and improve performance, and our offer to work constructively with Lamb Weston continues to stand. We and our team of highly regarded industry executives remain prepared to immediately join the Board and help rehabilitate the Company and drive long-term value. If, however, the Board remains unwilling to adopt the significant changes needed to repair the Company, Lamb Weston should pursue a sale transaction.

Sincerely,

Scott Ostfeld
Managing Partner & Portfolio Manager

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4 Based on the change in market cap from market close as of 12/29/23 to market close as of 1/24/25 per Bloomberg.